Laxague Law, Inc.

1 East Liberty, Suite 600

Reno, NV 89501

(775) 234-5221

Email: joe@laxaguelaw.com

VIA EDGAR

February 6, 2018

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Mail Stop 3561

Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re:	Rocky Mountain High Brands, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed January 25, 2018 File No. 333-221273

Dear Mr. Reynolds:

We write on behalf of Rocky Mountain High Brands, Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated February 2, 2018, commenting on Amendment No. 3 to the Company’s Registration Statement on Form S-1 filed January 25, 2018 (the “Registration Statement”).

Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

Cover Page, page 3

  We note the reported share price is as of October 31, 2017. Please update the share price to the most recent practicable date.

Response: The Company has updated the Registration Statement on page 3 and elsewhere to reflect its most recent closing share price.

Plans for Meeting Debt Obligations and Reaching Profitability, page 21

2.	We note your response to comment 1 and the statement that the EFA will provide the ability to produce additional inventory and fund sales efforts. You also state that the cost of sales is expected to be $3.2 million for the second quarter of 2018. Since the equity line financing is tied to your market price, it appears that proceeds from the EFA could be significantly less than the amount needed under the projections. You also state that the “new private label contract with CBD Alimentos SA de CV” and the EFA support your belief regarding increased revenues, $4 million of which are projected for the second quarter of 2018. It appears that as of the end of January 2018 Mexico had not legalized marijuana. Please revise to clarify your reasonable basis for the increased revenue projections.

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John Reynolds

United States Securities and Exchange Commission

February 6, 2018

Response: In response to this comment, the Company has updated the notes to its projections on Page 21 to include additional detail and explanation regarding its projected costs of sales. The new information provides a breakdown of projected costs of sales for the CBD Alimentos private label contract and for all other sales. As explained in the new disclosures, CBD Alimentos is contractually required to prepay to the Company all components of cost of sales, which consists of ingredients, packaging materials, co-packing costs, and freight. As a result, the Company will not be required to fund these costs on its own. The Company will enter into its own agreements with the flavor house, the can manufacturer, the copacker and the freight provider directly. Since the agreement with CBD specifies product that cannot be readily sold through our other channels of distribution domestically, the Company required that the costs incurred under the agreement be funded entirely, in advance, by CBD. Thus, $6.4 million of the Company’s total projected $8 million costs of sales for 2018 will be paid in advance by CBD Alimentos and will not need to be financed by the Company. Please see the Response to comment #3, below, for a discussion of the legality of the Company’s products in Mexico.

Regulatory Matters, page 27

3.	Please revise the discussion of regulations on page 27 to address Mexican regulations on marijuana and their impact on your operations, in particular the agreement with CBD Alimentos.

Response: As explained under Regulatory Matters, the Company’s products do not contain marijuana and are derived from industrial hemp. In response to this Comment, the Company has added additional disclosure on Page 27 reiterating that its products contain ingredients derived from industrial hemp, not marijuana. Similarly to the United States, Mexico has adopted laws distinguishing marijuana from hemp-derived products not containing significant THC. The new disclosures discuss the relevant Mexican and U.S. laws, as well as CBD Alimentos’ responsibility for importation of the Company’s beverages and compliance with relevant Mexican health regulations.

Please feel free to contact me should you require additional information at (775) 234-5221 or joe@laxaguelaw.com.

LAXAGUE LAW, INC.

By: /s/ Joe Laxague

Joe Laxague, Esq.

Enclosure (Acknowledgment by the Company)

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Rocky Mountain High Brands, Inc.

VIA EDGAR

February 6, 2018

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Mail Stop 3561

Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re:	Rocky Mountain High Brands, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed January 25, 2018 File No. 333-221273

Dear Mr. Reynolds:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comment in its letter dated February 2, 2018, this correspondence shall serve as acknowledgment by the Company of the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ROCKY MOUNTAIN HIGH BRANDS, INC.

By: /s/ Michael Welch

Michael Welch

President and CEO

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